PXP

Plains Exploration & Production Company

April 8, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0405

Attention: Mr. H. Roger Schwall

Re:	Plains Exploration & Production Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 1-31470

Dear Mr. Schwall:

In accordance with the conversation with the Staff of the Securities and Exchange Commission on April 6, 2009, Plains Exploration & Production Company anticipates responding by April 30, 2009, to the comments of the Staff regarding the above referenced filing set forth in the letter dated March 31, 2009.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 579-6123.

Very truly yours,

/s/ John F. Wombwell
John F. Wombwell
Executive Vice President and General Counsel